April 8, 1999



Mr. Thomas P. Sullivan
Chem-Met Services, Inc.
18550 Allen Road
Brownstown, MI 48192

Re: Amendment to the two "Agreement and Plan of Merger" documents

Dear Tom:

Pursuant to our discussions and the agreement as reached today with Bob Lindquist, we would like to confirm the amended terms of the two (2) "Agreement and Plan of Merger" documents dated
March 13, 1999, relative to our acquisition of Chem-Met Services, Inc., Chemical Conservation Corporation and Chemical Conservation of Georgia, Inc. As discussed, the transaction will no longer qualify for "pooling of interests" treatment from an accounting perspective, the Company will agree not to issue more than 18% of the current issued and outstanding Common Stock in connection with this acquisition and, as a result, the Proxy and shareholder approval process will not be required, subject to approval by NASDAQ that such approval is not required. It is our mutual intention to close the transaction as quickly as possible (within 30 to 45 days), with the primary timing issue being the permit transfers and appropriate parties executing the required document relating to the Four County PRP agreement.

The following will summarize the amended terms of the above referenced agreements:

     *    $1,000,000 in cash to be paid at closing;

     * $4,700,000 note, equal monthly installments of principal and interest of $90,276.96 over five years, at an interest rate of 5 1/2% for the first three (3) years and 7% for the remaining two (2) years (based on a 365 day year). See attached amortization schedule; and

     * $3,000,000 of consideration to be paid in the form of 1,500,000 shares of Common stock valued at $2.00 per share of Common Stock. This Common Stock will have an 18 month price guarantee, such that if the average closing price for the five (5) trading days preceding the end of 18th month from the date of closing is less than $2.00 per share, such calculated difference will be made up, at the option of the Company, in either cash or Common Stock. However, it is agreed that the Company will not issue for purposes of this consideration more than 18% of the issued and outstanding Common Stock at the date of closing.
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Page 2
Letter to Thomas P. Sullivan
April 8, 1999


It is agreed that the only changes to the "Agreement and Plan of Merger" documents will be those necessary to document the above, including qualified/sophisticated investor language and that no other unrelated changes will be made. The employment agreement will be eliminated and any referenced thereto will also be eliminated. However, the exact non-compete language will correspondingly be transferred into the "Agreement and Plan of Merger" documents. Please acknowledge your agreement with the above. Upon receipt of this signed acknowledgment, we will immediately begin to amend the documents, get final Congress approval and proceed with permit transfer applications. This letter is subject to both parties executing definitive amendments to the "Agreement and Plan of Merger" documents relating to Perma-Fix's acquisition of Chem-Con/Chem-Met.

Please advise if you have any questions or concerns.

Sincerely,

/s/ Richard T. Kelecy

Richard T. Kelecy
Chief Financial Officer

cc: Bob Lindquist


Acknowledged and agreed to:  /s/ Louis F. Centofanti
                            _____________________________
                             Dr. Louis F. Centofanti


Acknowledged and agreed to:  /s/ Thomas P. Sullivan
                            _____________________________
                             Thomas P.  Sullivan

c067:pai